UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
__________________________

Good Times Restaurants Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
__________________________

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

382140879
(CUSIP Number of Class of Securities)

Ryan Zink
Chief Financial Officer
141 Union Boulevard #400
Lakewood, CO 80228
(303) 384-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
__________________________

CALCULATION OF FILING FEE:
Transaction valuation*	Amount of filing fee*
Not Applicable	Not Applicable

(*)
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached is the Preliminary Proxy Statement for the 2018 Annual Meeting of Shareholders of Good Times Restaurants Inc. (“Good Times” or the “Company”) to be held on May 24, 2018 (the “Preliminary Proxy Statement”), which contains a proposal to be submitted to the Company’s shareholders to approve an amendment (the “2008 Plan Amendment”) to the Company’s 2008 Omnibus Equity Incentive Compensation Plan (the “2008 Plan”) to allow a one-time stock option exchange program for certain employees and non-employee directors (the “Option Exchange Program”). The Preliminary Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if the Company’s shareholders approve the proposal to approve the 2008 Plan Amendment.

The Option Exchange Program has not yet commenced. Good Times will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by Good Times shareholders with respect to the 2008 Plan Amendment to permit the Option Exchange Program, Good Times has filed the Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Good Times shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the 2008 Plan Amendment and approval of the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.

Good Times shareholders and option holders will be able to obtain the written materials described above and other documents filed by Good Times with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Good Times with the SEC by directing a written request to: Good Times Restaurants Inc. 141 Union Boulevard #400, Lakewood, CO 80228, Attention: Investor Relations.

Item 12.          Exhibits.

Exhibit Number	Description

99.1	Preliminary Proxy Statement for the 2018 Annual Meeting of Shareholders (filed with the SEC on April 13, 2018 and incorporated herein by reference).